July 25, 2007

VIA EDGAR AND FEDERAL EXPRESS

Paul Fischer
Staff Attorney
United States Security and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	The Ensign Group, Inc. Registration Statement on Form S-1 File No. 333-142897

Dear Mr. Fischer:

        We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter dated June 13, 2007 (the "SEC Comment Letter") regarding Registration Statement on Form S-1 (File No. 333-142897) filed by The Ensign Group, Inc. (the "Registration Statement"). Concurrently herewith, The Ensign Group, Inc. (the "Company" or "Ensign") is filing with the Commission Amendment No. 1 (the "Amendment") to the Registration Statement. The changes made in the Amendment are principally in response to the Staff's comments as set forth in the SEC Comment Letter and to update information since the Company's previous filing. We are sending three copies of the redlined Amendment to your attention under separate cover that are marked to show the changes from the original Registration Statement filing.

        The numbered responses set forth below contain each of the Staff's comments in total, set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the Amendment. Capitalized terms not otherwise defined herein have the meanings given to them in the Amendment.

*****

General

        1.    Please be advised that you should include the price range, the size of the offering, the beneficial ownership of your common stock, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

        Response:    The Company acknowledges the Staff's comments and will file an amendment to the Registration Statement that includes all required information, once the price range and other information has been determined by the Company upon advice of the Underwriters, as applicable, with sufficient time for the Staff to review the Company's disclosures prior to any distribution of preliminary prospectuses.

        2.    Update the financial statements and other financial information to include the interim period ended March 31, 2007, as required by Rule 3-12 of Regulation S-X.

        Response:    The Company has updated the financial statements and other financial information to include the interim period ended March 31, 2007, as required by Rule 3-12 of Regulation S-X.

        3.    Please confirm that the artwork on the back of the prospectus cover page is all that you will be including in the prospectus. If not, provide us with copies of the additional artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

        Response:    The Company intends to include additional artwork in the prospectus. The Company will provide copies of the additional artwork to the Staff, with sufficient time for the Staff to review, prior to any distribution of preliminary prospectuses.

        4.    As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the NASD informing us that NASD has no additional concerns.

        Response:    An application regarding the underwriters' compensation has been submitted to the NASD. The Company will provide you with a copy of the NASD letter or arrange for a call to you from the NASD once the NASD indicates that it has no objections to the underwriting compensation in this offering.

        5.    We note that you cite to industry research for information and statistics regarding economic trends and market share. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party. Examples needing support include the estimate of skilled nursing market revenues on page 2, statistics prepared by the American Health Care Association and by CMS, on page 69, and your statement that skilled nursing and rehabilitative service markets are becoming one of the "fastest growing segments" of the long-term care industry on page 68.

        Response:    The Company is supplementally providing via Federal Express a copy of the studies published by the American Health Care Association (including in its Provider magazine), CMS, National Center for Health Statistics (as reported by The Lewin Group) and the U.S. Census Bureau marked to indicate the sections which are referenced in the Amendment, as well as copies of the industry statistics mentioned in the "Industry" section of the Amendment. The Company confirms that the studies are publicly available (upon payment of an applicable fee) and were not prepared specifically for the Company or this filing.

        6.    We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

        Response:    The Company acknowledges the Staff's comments and is filing certain additional exhibits with the Amendment. The Company will file any remaining exhibits with a subsequent amendment or as soon as possible after the documents have been finalized.

Prospectus Cover Page

        7.    Disclosure on page 4 and elsewhere in the prospectus indicates that there is a selling-shareholder component to the registration statement. Please revise your prospectus cover page to reflect this aspect of the offering. Refer to item 501(b)(3).

        Response:    The selling stockholders will provide the entire over-allotment option and will only participate in this offering to the extent the over-allotment option is exercised. Once the Company is able to finalize the share information, references to the over-allotment option in the Principal and Selling Stockholders table and on the cover of the prospectus will reflect that those shares will be sold by the selling stockholders. The Company has revised the disclosure below the table of contents and on pages 4 and 45 of the Amendment in response to the Staff's comment.

Prospectus Summary—page 1

        8.    We note your statement that you are a "leading" provider of skilled nursing and rehabilitative care services. Please revise to indicate the measure by which you determined that you are a leading provider, be it based on revenues, market share, or some other standard.

        Response:    The Company has revised this sentence to delete the word "leading". Please see the revisions on pages 1, 53 and 90 of the Amendment.

        9.    We are uncertain why you have included the transaction completed in 2006 under the heading "Recent Transactions." Given that these acquisitions are referenced elsewhere in the registration statement, it does not appear necessary to highlight them here. Please advise or revise.

        Response:    The Company has revised the heading to be labeled "Acquisitions in 2006 and 2007." Although these acquisitions are referenced elsewhere in the Amendment, the Company believes acquisitions are one of its key strategies and competitive strengths. The Company acquired a large number of facilities in 2006 and it believes that this information is an important disclosure for potential investors to understand the current nature of the Company's business and how it has changed in the past two years. Please see the revisions on page 2 of the Amendment.

        10.    In the interest of providing balance to your prospectus summary, please revise to include principal risk factors in addition to the inclusion of your competitive strengths and growth strategy, including, for example, your dependence on Medicare and Medicaid for a large proportion of your revenues, the extent to which insiders will exert control over corporate actions subsequent to the initial public offering, and the fact that your subsidiaries have no obligation to make funds available to the holding company.

        Response:    The Company has revised the disclosure in the Prospectus Summary to include principal risk factors in response to the Staff's comment. Please see the revisions on page 3 of the Amendment.

Risk Factors, page 9

        11.    Instead of using generic phrases such as "material and adverse effect" to describe the risks' effects, as you do, for example, in "Any changes in the interpretation and enforcement of the laws or regulations governing our business could cause us to modify our operations and could have a material adverse effect on our business," on page 13, please use more concrete and descriptive language to explain how each risk could affect the company, its business, or investors. For example, instead of saying that your "financial condition and results of operations could be materially and adversely affected" if a risk occurs, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.

        Response:    The Company has made a number of revisions to the Risk Factors section in accordance with the Staff's comments and has revised the risk factor indicated in the Staff's comment above to tailor those risks to the Company. Please see the revisions on page 15 of the Amendment that relate to the specific risk factor referenced above. Please also see the revisions on pages 10, 13-16, 19, 24, 27, 30, 37 and 38 of the Amendment that respond to the Staff's general comment above.

Risks related to our industry, page 9

        12.    Several of the risk factors contained in the subsection pertain more to the company's business than the skilled healthcare industry in general. For example, the "probe reviews" described on page 11 directly relate to the operations at your facilities. In addition, you represent that the company has spent "considerable resources to respond to federal and state investigations and enforcement actions." These risks should be highlighted in the context of the company's operations rather than the industry in general. Furthermore, quantify the resources spent for the financial periods presented in the registration statement.

        Response:    The Company has made a number of revisions to the Risk Factors section in accordance with the Staff's comments and has revised the risk factors indicated in the Staff's comment above to tailor those risks to the Company. The Company has created a new risk factor on page 26 of the Amendment entitled "We are subject to reviews relating to Medicare overpayments, which could result in recoupment to the federal government of Medicare revenue," to highlight risks the Company faces relating to Medicare overpayments. In addition, the Company has created a new risk factor on page 27 of the Amendment entitled "Potential sanctions and remedies based upon alleged regulatory deficiencies could negatively affect our financial condition and results of operations," which highlights the resources utilized by the Company to respond to federal and state investigations and enforcement actions. These resources mainly relate to the time and energy utilized by management to respond to these issues. Because the resources mainly relate to time and energy of the Company's personnel, the Company cannot quantify the amount of resources spent for the financial periods presented in the Amendment. For this reason, the Company has not included such quantification in the Amendment in response to the Staff's comment.

        The Company respectfully submits that the probe reviews which it describes on page 12 of the Amendment are an industry risk. All companies that contract with the federal government will face periodic reviews, audits and investigations under federal government programs and contracts. The Company has described how the probe reviews have specifically affected it on pages 24 and 26 of the Amendment.

Our revenue could be impacted by federal and state changes to reimbursement and other aspects of Medicaid and Medicare, page 9

        13.    Please revise this risk factor to significantly reduce its length, insofar as the risk you attempt to convey tends to become obscured because of the detail, at times generic in nature, that you provide here. To the extent that disclosure here is repetitive of disclosure found in "Government Regulation," consider revising to remove it from the risk factors section. Likewise, please revise to specifically identify the risk, and to indicate, as applicable, the extent to which you have experienced the risk in the past. Further, it appears that you are describing risks sufficiently different as to warrant separate risk factor headings. While the risks relating to Medicaid and Medicare, for example, appear appropriately included under the same heading, the risks related to the Deficit Reduction Act of 2005 and Reviews resulting from your participation in the Medicaid and Medicare programs would be better described under separate risk factor headings. Please revise. Please also revise "Any changes in the interpretation and enforcement of the laws or regulations governing our business could cause us to modify our operations and could have a material adverse effect on our business" on page 13, "We may be unable to complete future facility acquisitions at attractive prices or at all" on page 20, and "Significant legal actions and liability claims against us in excess of insurance limits or outside of our insurance coverage could subject us to increased insurance costs" on page 24.

        Response:    The Company has made a number of revisions to the Risk Factors section in accordance with the Staff's comments and has revised the risk factors indicated in the Staff's Comment above to tailor those risks to the Company. In addition, the Company has bifurcated certain of the risk factors into separate risk factors and has also included separate risk factor headings to describe different risks. Please see the revisions on pages 10-18, 25 to 27 and 29 to 31 of the Amendment.

We are subject to extensive and complex federal and state government laws and regulations, many of which are burdensome, and any of which could change at any time, page 12

        14.    As drafted, this risk factor heading is more a statement of fact than of risk. Please revise to specify the risk to the Ensign Group from changes in federal and state government laws. When you revise, please indicate the extent to which changes in federal and state laws have had an adverse effect on the operations of the facilities you operate in six states. Other risk factor headings needing revision include:

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  Our operations are subject to environmental and occupational health and safety regulations.—page 18

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  Our business maybe affected by the actions of a national labor union that has been pursuing a negative publicity campaign criticizing our business.—page 27

        Response:    The Company has revised these risk factor headings in accordance with the Staff's comments. Please see the revisions on pages 14, 20 and 32 of the Amendment.

Overbuilding in certain markets, increased competition and increased operating costs may adversely affect our ability to generate and increase our revenue and profits and to pursue our growth strategy., page 17

        15.    Please revise to indicate, as applicable, whether any of the markets in which you operate are overbuilt in the opinion of management.

        Response:    The Company has not done or commissioned any formal market study in any of the markets where it operates, and is not in a position to determine whether any of the markets in which it operates are overbuilt. This risk factor is intended to convey the risk that may occur if any of the markets in which it operates become overbuilt. The Company has revised this risk factor to clarify that this is a risk that may potentially occur. Please see the revisions on pages 18-19 of the Amendment.

We depend largely upon reimbursement from third-party payors..., page 19

        16.    Please revise to quantify the percentage of revenues provided by government payors at a fixed rate.

        Response:    The Company has revised this disclosure in this risk factor in accordance with the Staff's comments. Please see the revisions on pages 20 and 21 of the Amendment.

Increased competition for, or a shortage of, nurses and other skilled personnel, could increase our staffing and labor costs., page 19

        17.    Please revise to indicate whether there are minimum staffing requirements in any of the six states in which you operate. As applicable, quantify the fines and other sanctions that would be payable if a company were unable to meet the minimum staffing requirements.

        Response:    The Company has revised the disclosure in this risk factor in accordance with the Staff's comments. Please see the revisions on pages 21-22 of the Amendment.

We believe, but we have not been officially notified, that the U.S. Department of Justice may be..., page 22

        18.    Clarify how you became aware of the possible investigation into potential Medicare billing irregularities.

        Response:    The Company has revised this disclosure in this risk factor in accordance with the Staff's comments. Please see the revisions on pages 24 to 25 of the Amendment.

        19.    We note your indication of potential damages amounting to $11,000 per false claim. To more clearly illustrate the magnitude of potential damages, disclose the average number of Medicare claims submitted at your facilities over a month's or year's time.

        Response:    In order to incur a fine, an actual false claim must be filed. There are various interpretations of the phrase "per false claim". Therefore, depending on the translation of this phrase, the quantification of this amount could significantly vary. The Company also believes that the quantification of this exposure is more complicated than a simple calculation would suggest. For example, the Company would need to determine for each resident if their stay was continuous or if they were discharged and re-admitted in a given month. The Company would then need to disaggregate each admittance by resident to determine which admittances should be counted as a separate claim. Therefore, the Company believes that it is unlikely that it could quantitatively disclose an amount of damages from potential false claims that would provide meaningful information to investors or accurately reflect how false Medicare claims would impact its financial statements. Therefore, rather than provide potentially confusing or subjective data, the Company has qualitatively described the risk. Please see the revisions on page 24 of the Amendment.

Our existing credit facilities and mortgage loans contain restrictive covenants and any default under such facilities or loans could result in a freeze on additional advances. page 29

        20.    Please revise to indicate any past non-compliance with your debt covenants.

        Response:    The Company has revised this disclosure in this risk factor in accordance with the Staff's comments. Please see the revisions on page 34 of the Amendment.

Compliance with the regulations of the Department of Housing and Urban Development may require..., page 31

        21.    Identify the problem that resulted in the failed HUD inspection at one of your HUD-insured mortgaged facilities.

        Response:    The facility that did not pass the U.S. Department of Housing and Urban Development's ("HUD") Real Estate Assessment Center ("REAC"), which conducts the inspections to evaluate compliance with HUD standards, inspection was cited for numerous deficiencies. The Company appealed 20 of those deficiencies and 19 of the 20 deficiencies were overturned on appeal. The Company has corrected the remaining deficiencies and is awaiting reinspection of the facility. The remaining deficiencies consisted of numerous minor deficiencies and the Company believes that specific disclosure of these deficiencies would not provide meaningful information to investors. The REAC inspection protocol was designed around apartment specifications and is applied to skilled nursing facilities, even though they are very different from apartments. For example, REAC cited missing stoppers in three sinks as deficiencies and deducted points for each missing stopper. However, previously, the Company had been ordered by the California Department of Health Services ("DHS") to remove all sink stoppers, which DHS regarded as a safety hazard in a skilled nursing home setting. Occasionally, as in the sink stopper example, requirements imposed on our facilities by governmental organizations are not consistent with each other. As the Company does not believe additional disclosure regarding the specific deficiencies cited by REAC would provide meaningful information to investors, it has not included any additional disclosure in the Amendment.

We may not be able to maintain dividends and the failure to do so would adversely affect our stock price. page 33

        22.    Please revise to reference the possible limitation on dividends associated with your revolving line of credit with General Electric Capital Corporation.

        Response:    The Company has revised the disclosure in this risk factor in accordance with the Staff's comments. Please see the revisions on page 37 of the Amendment.

Use of Proceeds, page 39

        23.    To the extent possible, please revise to indicate the approximate amount of net proceeds you intend to use for each purpose. Please refer to Item 504 of Regulation S-K. In addition, confirm that you have not identified any specific acquisition targets.

        Response:    The Company has not yet determined the actual allocation of proceeds for a specific and definable use, and it believes that its current disclosure accurately reflects its current intentions with respect to the use of proceeds from the offering. One of the Company's growth strategies is to continue to acquire additional facilities in existing and new markets. The Company regularly seeks opportunities to purchase or lease additional facilities. While the Company is currently in discussions for acquisitions, these nonbinding discussions are at an early stage and no agreements have been entered into at this time. Furthermore, the Company is not sufficiently far enough in the process to adequately predict the likelihood of any potential transaction. Because the Company can and has historically terminated acquisition negotiations as it proceeds through both pre-contractual and post-contractual due diligence processes, any disclosure in the Amendment relating to possible acquisition targets may be misleading investors because the potential transactions might not occur. For this reason, the Company has not included any additional disclosure in the Amendment in response to the Staff's comment.

Dividend Policy, page 40

        24.    Clarify whether the board has a policy for determining the amount of the company's past regularly quarterly dividend and, if so, whether that policy will continue to apply following this offering.

        Response:    The Company has revised this disclosure in the Dividend Policy section in accordance with the Staff's comments. Please see the revisions on page 46 of the Amendment.

Dilution, page 42

        25.    Please quantify the further dilution per share to new investors that will occur upon exercise of any of your outstanding stock options.

        Response:    The Company has revised the disclosure in the Dilution section in accordance with the Staff's comments. Please see the revisions on page 48 of the Amendment.

Selected Financial Data, page 43

        26.    Move EBITDA from the face of the statement of income data to another section of the table of financial data, such as a section labeled "other financial data." Your current presentation results in presenting a non-GAAP measure on the face of your financial statements, which is prohibited by Item 10 of Regulation S-K. Also revise the information in the Summary Consolidated Financial Data at page 6.

        Response:    The Company has revised this disclosure in the Selected Financial Data table and in the Summary Consolidated Financial Data table in accordance with the Staff's comments. Please see the revisions starting on pages 7 and 50 of the Amendment.

        27.    Please expand Note 2 at page 44 to disclose in more detail why you believe EBITDA is a useful indicator of operating performance since it excludes the impact of capital items that are necessary to generate revenues. Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at: www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Your revised discussion should, at a minimum, disclose the following:

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  the economic substance behind management's decision to use such a measure;

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  the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and

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  the manner in which management compensates for these limitations when using the non-GAAP financial measure.

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  Explain why you believe EBITDA "helps investors evaluate and compare the results of [y]our operations from period to period by removing the impact of [y]our capital structure and asset base from [y]our operating results." Since capital items are a necessary expenditure to enable you to generate revenues, please address in your disclosure why a financial measure that omits these expenditures is a relevant and useful measure of operating performance.

        You disclose that you use EBITDA to evaluate the capacity to fund capital expenditures and expand your business and for planning purposes, including the preparation of your internal budget. If management uses this non-GAAP measure to evaluate liquidity, you should also reconcile it to the most closely comparable GAAP measure of liquidity, cash flows from operating activities.

        You disclose that you use EBITDA to assess compliance with financial ratios and covenants contained in your credit facilities and mortgage loans. If these covenants are material terms to these agreements, please include a discussion of the agreements and the potential impact of these covenants on your financial condition and liquidity. Please see question 10 of our Frequently Asked Questions document on Non-GAAP financial measures.

        Response:    The Company has revised Note 2 to the Selected Consolidated Financial Data table and Note 3 to the Summary Consolidated Financial Data table in accordance with the Staff's comments. Please see the revisions on pages 7-9 and 50-52 of the Amendment.

        The Company respectfully advises the Staff that it does not use EBITDA or EBITDAR as a measure of its liquidity. Accordingly, it has not provided a separate reconciliation to cash flow from operating activities.

        The Company has deleted the reference that it uses EBITDA to assess compliance with financial ratios and covenants contained in its credit facilities and mortgage loans. The debt covenants are calculated based on EBITDAR adjusted for selected items as defined in the Company's debt agreement. Please see the Description of Certain Indebtedness section on pages 132-133 for a discussion of the Company's debt.

Managements Discussion and Analysis, page 46

Overview, page 46

        28.    Please revise to briefly indicate the meaning of "facility of choice."

        Response:    The Company has revised this disclosure in the Managements Discussion and Analysis section in accordance with the Staff's comments. Please see the revisions on page 53 of the Amendment. In addition, please see the revisions on page 86 of the Amendment.

Critical Accounting Policies

Revenue Recognition, page 50

        29.    Expand the disclosure of your accounting policy for reimbursements under Medicare and Medicaid programs to quantify the impact of audits and retroactive adjustments on your estimates of revenue for each period. We note the disclosure of governmental reviews presented in the Risk Factors section on Medicare reviews at page 11.

        Response:    Consistent with healthcare industry accounting practices, any changes to governmental revenue estimates are recorded in the period the change or adjustment becomes known. Because of the complexity of the laws and regulations governing Medicare and state Medicaid assistance programs, the Company's estimates may potentially change by a material amount. As the Company is not able to quantify the impact of future audits, the Company has disclosed the impact as if, for the three-month period ended March 31, 2007, it were to experience a one percent decrease in its revenues. Please see the revisions on pages 58-59 of the Amendment.

Stock-Based Compensation, page 53

        30.    Tell us how you determined the fair value of your common stock at each of the stock option grant dates in 2006 and for any options granted in 2007 through the date of your response letter. Describe in detail the valuation methodology and significant assumptions that you used in estimating the fair value. In order to help us evaluate your estimates, please provide a schedule showing for each option, or group of similar options:

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  the grant date

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  the grantee,

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  vesting terms,

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  exercise price,

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  estimated fair value of the option and the underlying common stock,

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  the total amount of compensation cost and

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  the amount recognized as expense

        We may have additional comments when you disclose the anticipated offering price.

        Response:    The Company has revised this disclosure in the Stock-Based Compensation section in accordance with the Staff's comments to incorporate the Company's determination of the fair value of the common stock at each of the stock option grant dates in 2006. The Company has not granted options during 2007. In addition, the Company has revised the disclosure to describe in detail the valuation methodology and significant assumptions that were used in estimating the fair value. Please see the revisions on pages 61-63 of the Amendment.

        The Company is supplementally providing the Staff with the following table, showing for each group of options granted during 2006, the grant date, the grantee, vesting terms, the weighted average exercise price, the estimated fair value of the option and the underlying common stock, the total amount of compensation cost and the amount recognized as expense:

Grant Date	No. of Options	Grantee(s)	Vesting Terms	Weighted Average Exercise Price	Stock Price Fair Value	Fair Value of Options	Total Stock Compensation Expense	Stock Compensation recognized in 2006
1/17/2006	22,500	Employees	Vest one fifth on each anniversary of grant date	$7.05	$5.96	$2.51	$56,475	$8,384
7/26/06	663,500	Employees	Vest one fifth on each anniversary of grant date	$7.50	$15.09	$9.69	$6,429,315	$433,370

        The Company also acknowledges the Staff's request for the anticipated offering price and will amend its response when this information becomes available, with sufficient time for the Staff to review the information prior to any distribution of preliminary prospectuses.

        31.    Expand the disclosure of stock-based compensation to include a discussion of the significant factors, assumptions and methodologies used in determining fair value of your common stock during 2006 and the subsequent interim period in 2007. Also provide a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the anticipated offering price.

        Disclose in MD&A the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

        Disclose in Note 12 to your financial statements, at a minimum, the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement.

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  For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option. The number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts;

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  Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;

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  If the valuation specialist was a related party, a statement indicating that fact.

        Response:    The Company has revised Critical Accounting policies and Note 12 to the Consolidated Financial Statements in accordance with the Staff's comments. Please see the revisions on pages 61-63 and F-35 to F-37 of the Amendment. The Company also acknowledges the Staff's request for the anticipated offering price and will amend its response when this information becomes available, with sufficient time for the Staff to review the information prior to any distribution of preliminary prospectuses.

        The valuation specialist that the Company used was an independent third-party valuation expert; however, the Company has chosen not to refer to the named expert or include the expert's consent as an exhibit. Therefore, the Company has revised the disclosure to describe the method and significant assumptions used in the valuations.

General and Administrative Expense, page 58

        32.    Discuss and quantify, how the company becoming a public company, particularly Section 404 of the Sarbanes-Oxley Act of 2003 has impacted, and is expected to impact, the company's general and administrative expenses.

        Response:    The Company has revised the disclosure in the General and Administrative Expense section to discuss how becoming a public company will impact the Company. Please see the revisions on pages 57-58 of the Amendment. However the Company is still in the early stage of determining the required service levels and outsourcing costs that will result from becoming a public company. Therefore, the Company is not able to quantify the amount of such additional expenses at this time.

Contractual Obligations and Commitments, page 65

        33.    Please revise, as applicable, to reflect any developments in your negotiation process to replace the collateralized revolver facility with a larger credit facility with a first priority security interest in company assets.

        Response:    The Company has negotiated another short-term extension of the revolving credit facility until August 1, 2007. The Company has revised the disclosure in the Contractual Obligations and Commitments section to disclose this extension, and to disclose that the Company anticipates that the larger credit facility will be secured by a pledge of the outstanding equity of the operating subsidiaries of the Company's portfolio company subsidiaries. Please see the revisions on page 80 of the Amendment. The Company will include in an amendment any future developments in its negotiation process.

Competition, page 71

        34.    Please revise, to the extent known or reasonably available, to identify your competitive position within your industry. Please see Item 101(c)(x) or Regulation S-K.

        Response:    The Company has supplemented this disclosure in accordance with the Staff's comments. Please see the revisions on page 86 of the Amendment. However, the Company respectfully submits that it is not practicable to identify the Company's competitive position within its industry given the fragmented nature of the industry. The Company competes in an industry where there are some large companies and several small regional and local providers. Each of the Company's facilities competes with the facilities in its local market, and the competitive position of each facility within its market must be addressed on a facility-by-facility basis. For this reason, the Company has not included any additional disclosure in the Amendment in response to the Staff's comment.

Increase Mix of High Acuity Patients, page 78

        35.    Please revise to briefly define "high acuity."

        Response:    The Company has revised this disclosure in accordance with the Staff's comments. Please see the revisions on pages 20, 56 and 94 of the Amendment.

Compensation Discussion and Analysis, page 90

        36.    We note that your compensation committee has reviewed compensation packages of executives of companies in the skilled nursing and assisted living industries and other "relevant market data." Although we note that you have not benchmarked any of your elements of compensation in the past, disclose why the compensation committee reviewed other compensation packages and how compensation elsewhere in the industry compared to your compensation levels.

        Response:    The Company has revised this disclosure in accordance with the Staff's comments. Please see the revisions on page 108 of the Amendment.

        37.    Explain what you mean by "clinical and financial performance."

        Response:    The financial performance that affects the bonus pool established pursuant to the executive incentive program and the bonuses available for the presidents of the portfolio companies is annual net income before taxes. The Company has discretion as to the amount of bonus to allocate to each president of its portfolio companies and to each person who participates in the executive incentive bonus pool based upon such person's contribution to the clinical performance of the Company. The clinical measures include the Company's success in achieving positive survey results and the extent of positive patient and resident feedback. The Company has revised the disclosure on pages 108 and 111 of the Amendment to clarify what is meant by clinical and financial performance.

        38.    We note the factors considered by the compensation committee in determining base salary. Identify the specific factors considered by the committee in determining the base salaries of your named executive officers for 2006.

        Response:    The compensation committee generally considers job responsibilities, individual experience and the value that each executive provides to the Company in determining base salary for the Company's executives. However, the compensation committee did not analyze any specific factors in addition to these factors in determining the base salaries of the executives for 2006. The Company has revised this disclosure in accordance with the Staff's comments. Please see the revisions on page 108 of the Amendment.

        The level of each president's base salary is generally determined based upon the Company's performance, the president's performance, the respective portfolio company's overall performance and considerations such as the cost of living in the markets in which the president serves. The base salary for executive directors is generally based upon individual experience and past performance as well as local market conditions. Management did not analyze any specific factors in addition to these factors in determining base salaries for the presidents or the executive directors for 2006. Please see the revised disclosure on pages 110-111.

        39.    Identify the "relevant financial performance goals" for determining the annual cash bonuses for your named executive officers. We note the cap of 1.6 million for the bonus pool for 2006. Clarify whether the total amount of bonuses awarded compared to this cap.

        Response:    The Company has revised this disclosure to clarify that the bonus pool was established to fund the annual cash bonuses for the Company's executives is based solely upon annual net income before taxes. In addition, the Company has revised this disclosure to clarify that the bonus pool for 2006 was not subject to a cap. Please see the revisions on pages 108 and 110 to 112 of the Amendment.

        40.    We note that bonuses are awarded at the discretion of the compensation committee upon the recommendation of the chief executive officer but that no bonus is awarded "absent our attainment of the relevant financial performance goals..." Clarify whether net income before taxes was the only financial performance goal considered and, if so, disclose what the goal was for 2006. Provide the same for the short-term bonuses awarded to the presidents of your five portfolio companies and your executive directors.

        Response:    The Company has revised this disclosure to clarify that the executive bonus pool calculation and the bonuses that will be paid to presidents of the Company's five portfolio companies are based solely upon annual net income before taxes. The Company did not establish a goal for 2006 as the potential bonuses are unlimited and the bonus is correlated with the Company's annual net income before taxes. Please see the revisions on pages 108 and 110-111 of the Amendment.

        The financial metric used to establish bonuses for executive directors is their facilities' and their cluster's EBITDAR (earnings before net interest expense, taxes, depreciation, amortization and facility rent-cost of services). The Company has revised this disclosure to include this explanation. Please see the revisions on page 111-112 of the Amendment.

        41.    Discuss what specific factors were considered by the compensation committee in determining to award the Christensens additional bonuses in 2006.

        Response:    Although the compensation committee has discretion as to whether to award the Christensens additional bonuses, it has historically always awarded these bonuses. The Company has revised this disclosure to include this explanation. Please see the revisions on page 109 of the Amendment.

        42.    Identify what "relevant market data" was considered in determining compensation for board and committee service. Clarify who analyzed such data and decided what levels to pay.

        Response:    The Company has revised this disclosure in accordance with the Staff's comments. Please see the revisions on page 112 of the Amendment.

Principal and Selling Stockholder, page 111

        43.    Please note that it is our position that any selling stockholder who is a broker-dealer must be identified as an underwriter in the prospectus unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. Please revise to identify any selling stockholders that are broker-dealers and to disclose that each such selling stockholder is an underwriter. Alternatively, if any selling stockholder who is a broker-dealer received or will receive all of the shares being registered on its behalf as compensation for underwriting activities, please supplementally identify each such selling stockholder and supplementally describe the nature of the transactions in which those shares were acquired.

        Response:    The Company is not aware that any of its selling stockholders currently is a broker-dealer. Each of the Company's selling stockholders has completed or will complete questionnaires which will indicate whether such selling stockholder is a broker-deal or an affiliate of a broker-dealer.

        44.    Please note that it is our position that any selling stockholder who is an affiliate of a broker-dealer must be identified as an underwriter in the prospectus unless that selling shareholder represents that it purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute those shares. Supplementally, please identify each selling shareholder that is an affiliate of a broker-dealer. Tell us whether those holders purchased the shares being registered in the ordinary course of business and whether the holder had any agreement or understanding at the time of purchase, directly or indirectly, with any person to distribute the shares. If so, please revise to identify those selling shareholders and to disclose that those selling shareholders are underwriters in connection with this registration statement. For the definition of "affiliate," please refer to Rule 405 of Regulation C.

        Response:    The Company is not aware that any of its selling stockholders currently is a broker-dealer. Each of the Company's selling stockholders has completed or will complete questionnaires which will indicate whether such selling stockholder is a broker-deal or an affiliate of a broker-dealer.

Description of Certain Indebtedness, page 114

        45.    Please update in each instance to reflect indebtedness as of a date more recent than December 31, 2006.

        Response:    The Company has updated the Description of Certain Indebtedness section to reflect indebtedness as of March 31, 2007, in accordance with the Staff's comments. Please see the revisions on pages 132-133 of the Amendment.

Lock-Up Agreements, page 126

        46.    Please revise to disclose the factors that may be used by the underwriters in determining whether to release the shares subject to the lock-up.

        Response:    Page 145 of the Amendment generally describes the factors that may be used by D.A. Davidson & Co. ("Davidson") in determining whether to release the shares subject to the lock-up. The Company supplementally advises the Staff that Davidson has informed the Company that they do not have any additional pre-established conditions regarding the waiver of the lock-up agreements and that they grant waivers after evaluating the unique facts and circumstances of each individual's request for such a waiver. Therefore, any additional disclosure regarding waivers would not be helpful or material to an investor because it would not be relevant to any decision by Davidson to waive lock-up restrictions in this transaction. For this reason, the Company has not included any additional disclosure in the Amendment in response to the Staff's comment.

Statements of Income, page F-4

        47.    We note that you present depreciation and amortization as a separate line item in the statements of income. It appears that this presentation may not comply with the guidance in SAB Topic 11:B if the line item labeled operating expenses excludes depreciation and amortization that is directly attributed to the generation of revenue. Describe for us the nature and amount of each significant component of depreciation and amortization expense. Tell us how you considered the guidance in SAB Topic 11:B.

        Response:    In considering the guidance in SAB Topic 11:B and Rule 5-03(b)(2) of Regulation S-X, the Company has changed the description in the consolidated statement of operations of the line entitled "Operating expense" to "Cost of services". Further, in order to clarify that depreciation and amortization are not included in the "Cost of services" line item, the Company has updated the description to "Cost of services (exclusive of facility rent and depreciation and amortization)". Consistent with other companies in the Company's industry, the Company does not display a gross margin. The Company believes the revised presentation will assist the reader and will avoid placing undue emphasis on a "cash flow" presentation. Please see the revisions on page F-4 with conforming changes on this line item when displayed throughout the document.

        The Company capitalizes property and equipment at its original historical cost. The significant amortizable components of property and equipment include building and improvements, equipment, furniture and fixtures and leasehold improvements. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets ranging from three to 30 years. In

Note 2 of the consolidated financial statement, the Company described the significant components of property and equipment and the related accumulated depreciation. Please see page F-11.

        The Company amortizes its intangible assets including debt issuance costs, lease acquisition costs, customer base and tradename over their estimated weighted average lives which ranging from 0.3 to 15.5 years. The expected amortization expense and related accumulated amortization amounts are disclosed for each intangible asset category in Note 5 of the consolidated financial statement. Please see page F-25.

Note 2—Summary of Significant Accounting Policies

Self-Insurance, page F-12

        48.    You disclose that cash and cash equivalents include capital of your captive insurance subsidiary that is subject to restrictions that limit your access to assets of the subsidiary. Separately disclose the amount of restricted cash on the face of the balance sheet and revise the statements of cash flows to reconcile to unrestricted cash. Refer to Rule 5-02.1 of Regulation S-X.

        In disclosing the potential exposure attributed to self-insured liabilities at page F-13 you indicate that "[t]o the extent that the Company's actual liability exceeds its estimate of loss, its future earnings and financial condition will be adversely affected." If it is reasonably possible that the exposure to self insurance claims may result in a liability that materially exceeds the amount already accrued, paragraph 10 of SFAS 5 requires disclosure of the range of reasonably possible loss or a clear statement that a range cannot be estimated. Please clarify and revise the disclosures regarding these uncertainties to conform with the requirements of SFAS 5 or explain why no modification is necessary.

        Response:    The Company's insurance subsidiary is subject to requirements imposed under applicable laws. These requirements include, but are not limited to, maintaining minimum statutory capital of $120,000. The Company believes that the minimum statutory capital balance does not represent restricted cash and therefore has included this amount in cash and cash equivalents. In order to properly present the restrictions on cash and cash equivalents, the Company has classified cash and cash equivalents that are designated to support long-term insurance subsidiary liabilities as long-term insurance subsidiary deposits. Accordingly, the insurance captive maintains cash and cash equivalents and insurance subsidiary deposits. The Company has revised Note 2 of the consolidated financial statements to clarify its classifications related to the insurance captive. Please see the revisions on pages 59, F-11 to F-13 of the Amendment.

        The Company has also revised the disclosure regarding the uncertainties surrounding the potential self insurance exposure in accordance with the Staff's comments. Please see the revisions on pages 60 and F-13 to F-15 of the Amendment.

Pro Forma Net Income Per Common Share, page F-16

        49.    Please delete the pro forma presentations for 2004 and 2005. You should present pro forma information for only the most recent fiscal year. Also clarify why the pro forma basic and diluted earnings per share are the same as the historical earnings per share data presented at pages F-15 and F-16.

        Response:    The Company has deleted the pro forma presentations for 2004 and 2005 in accordance with the Staff's comments. Please see the revisions on page F-19 of the Amendment. The Company has updated the calculation to reflect the effect of the conversion of the Company's preferred stock converted into common stock upon the closing of the Company's initial public offering, as if the conversion occurred on January 1, 2006. Please see the revised lead in paragraph and table on pages F-18 and F-19 of the Amendment.

Note 3—Acquisitions, page F-18

        50.    You disclose that you used an independent third-party valuation expert to determine the fair value of the assets of acquired facilities. While you are not required to refer to an independent valuation, when you do you should also disclose the name of the expert and include the expert's consent as an exhibit. If you decide to delete the reference to the independent valuation, you should revise the disclosures to describe the method and significant assumptions used in the valuation.

        Response:    The Company used an independent valuation expert; however, the Company has chosen not to refer to the named expert or include the expert's consent as an exhibit. Therefore, the Company has revised the disclosure to describe the method and significant assumptions used in the valuations. Please see the revisions on pages F-22 and F-23, of the Amendment.

Note 13—Commitments and Contingencies

Other Matters, page F-35

        51.    Disclose the date that you retained outside counsel to investigate possible reported allegations concerning potential reimbursement irregularities at some of your facilities.

        Response:    The Company has revised this disclosure in accordance with the Staff's comments. Please see the revisions on pages 24 to 25 and F-41 to F-42 of the Amendment.

        Any comments or questions regarding the foregoing should be directed to the undersigned at (949) 540-1245. Thank you very much for your assistance with this matter.

Sincerely,
/s/ GREGORY K. STAPLEY, ESQ. Vice President and General Counsel